United States Securities and Exchange Commission

May 1, 2019

May 1, 2019

By Electronic filing

United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Attention: Joseph Cascarano___________

Re:YogaWorks, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 27, 2019

File No. 001-38151

Ladies and Gentlemen:

Yoga Works, Inc. (“we” or the “Company”) is writing to respond to the Staff’s comment letter dated April 18, 2019, regarding the above-referenced Form 10-K for Fiscal Year Ended December 31, 2018. For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP financial measures, page 44

1.We note that you present non-GAAP operating performance measures you identify as “Adjusted EBITDA and Studio-Level EBITDA” and “Adjusted net Loss.” We also note that your adjustments include expenses such as deferred rent, legal settlement, severance, executive recruiting, professional fees and studio closure expenses. It appears that your adjustments are normal, recurring cash operating expenses necessary to operate your business. Please address the appropriateness of each of these adjustments in light of the guidance provided in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

RESPONSE:

We acknowledge the Staff's comment and respectfully advise the Staff that we have reviewed the guidance under Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, and we believe that the adjustments in question are appropriate and do not cause the Company’s presentation of Adjusted EBITDA, Studio-Level EBITDA, and Adjusted net loss to be misleading. The Company believes that it is appropriate to adjust its Adjusted EBITDA, Studio-Level EBITDA and Adjusted Net Loss calculations for each of the items included because each item fits into one or more of the following categories: (a) items that relate to certain organizational restructuring initiatives; (b) non-recurring, unusual or infrequent items that the Company believes are not reasonably likely to recur within the next two years or for which there was not a similar charge or gain within the prior two years; and (c) non-cash charges that do not accurately reflect the operating performance of the Company’s business in any given period. Following is a discussion of the Company’s view of the appropriateness of each of the adjustments referenced by the Staff.

United States Securities and Exchange Commission

May 1, 2019

Legal Settlements

The adjustment for legal settlements is primarily related to the expenses incurred by the Company in 2017 and 2018 to settle employee related claims and class action lawsuits alleging that its itemized wage statements and payroll practices violated the California Labor Code. Due to these class wide settlements, the Company has changed its processes, enhanced its training and hired qualified personnel to avoid similar lawsuits in the future. These legal settlement expenses are not normal required expenses to operate our business on an ongoing basis as contemplated in Question 100.01 and, for the reasons stated above, the Company does not expect the settlement costs to recur.

Severance

The adjustment for severance is primarily related to organizational restructuring initiatives to reduce staffing to support optimized studio and corporate operations. The Company’s management believes that these restructuring expenses are not representative of the Company’s core business or future operating performance. The Company’s management does not anticipate that the Company will undergo restructuring as a normal part of its ongoing business.

Executive Recruiting

The adjustment for executive recruiting is primarily related to recruiting expenses for key management personnel. The Company has recently experienced significant turnover in our senior leadership team. The Company hired executive recruiters to fill these key management positions. The Company’s management believes that these adjustments related to recruiting fees are unusual and infrequent and the Company believes such fees are not reasonably likely to recur within the next two years.

Professional Fees

Professional fees are primarily comprised of acquisition expenses related to legal, valuation, tax and consulting services. As the Company implements its growth strategy by acquiring studios in new and existing markets, it expects to continue to incur these costs; however, the amount of such expenses in any given period is driven by the number, timing and location of new studios acquired and has no relationship to the operations of existing studios. These expenses do not necessarily correlate with the Company’s net sales, and may not be comparable from period to period or over time. The Company’s management believes that these expenses associated with the acquisition of new studios are not reflective of the Company’s operating performance, as these costs do not relate to its core operating activities. The Company’s management notes that the decision to continue acquiring studios as part of its growth strategy is discretionary and opportunistic, and not necessary to support the ongoing operations of the Company’s existing studios.

Studio Closure Expenses

Studio closure expenses are primarily related to occupancy and labor expenses incurred to shut down a studio’s operations. The Company believes that these costs, which are incurred on a limited basis with respect to any particular closing studio, are not indicative of the Company’s core operating performance and rarely occur. Therefore, the Company believes that excluding these costs from the calculation of Adjusted EBITDA, Adjusted Studio Level EBITDA and Adjusted Net Loss, together

United States Securities and Exchange Commission

May 1, 2019

with all accompanying disclosures, are helpful to investors, facilitate comparisons of the Company’s ongoing performance from period to period and are not misleading. Additionally, these expenses are not necessary to support the ongoing operations of the Company’s existing studios.

Deferred Rent

Deferred rent is a non-cash expense that reflects the extent to which our rent expense for a given period has been above or below our cash rent payments during the period. This non-cash expense is added back to Adjusted EBITDA, Studio-Level EBITDA, and Adjusted Net Loss to facilitate comparisons of the Company’s operations from period to period and to the operating results of the Company’s competitors in the multi-location service industry, many of which also adjust reported non-GAAP operating results to add back deferred rent. The Company believes that the adjustment for deferred rent provides investors with a clearer picture of the Company’s operating performance on a period to period basis and is not misleading to investors.

* * *

For the reasons described above, the Company believes that the presentation of Adjusted EBITDA, Studio-Level EBITDA and Adjusted net loss including adjustments for expenses associated with such as deferred rent, legal settlement, severance, executive recruiting, professional fees and studio closure expenses is helpful to investors, facilitates comparisons of the Company’s ongoing performance from period to period and is not misleading.

Please contact Vance Chang, the Chief Financial Officer of the Company, at (424) 207-2132, if you have any questions about our response.

Very truly yours,

Vance Chang